Via Facsimile and U.S. Mail
Mail Stop 6010

May 14, 2007

Mr. Wade Brooksby
Chief Financial Officer
Innexus Biotechnology Inc
13208 East Shea Boulevard, Suite 200
The Mayo Clinic MCCRB Building,
Scottsdale, AZ 85259

Re: Innexus Biotechnology Inc
Form 20-F for the Fiscal Year Ended June 30, 2006
Filed on November 13, 2006
File No. 0-50656

Dear Mr. Brooksby:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant